WILLOW COVE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2022

With

INDEPENDENT AUDITORS' REPORT THEREON



OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WILLOW COVE INVESTMENT GROUP, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5887 T BAR LANE
(No. and Street)

WINNECONNE (City) WI (State) 54986 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL LOSSE (Name) 858-404-0677 (Area Code – Telephone Number) MLOSSE@WILLOWCOVE.NET (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LOSSE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WILLOW COVE INVESTMENT GROUP, INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAWN K. NORTHWAY
NOTARY PUBLIC
STATE OF WISCONSIN

Signature: Michael W Losse

Title: PRESIDENT

Notary Public exp 2-17-24

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements:

    Statement of Financial Condition 2

    Statement of Operations 3

    Statement of Stockholders' Equity 4

    Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information:

Schedule I - Computation of Net Capital Under Rule l5c3-l of the
    Securities and Exchange Commission..11

Schedule II - Computation for Determination of Reserve Requirements
    Under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule III - Information Relating to Possession or Control Requirements
    Under Rule l5c3-3 of the Securities and Exchange Commission..13



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Willow Cove Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc. as of December 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Willow Cove Investment Group, Inc.'s management. Our responsibility is to express an opinion on Willow Cove Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Willow Cove Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Willow Cove Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Willow Cove Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Willow Cove Investment Group, Inc.'s auditor since 2018.

Maitland, FL

February 28, 2023

1

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2022

ASSETS

Current assets:		
Cash	$	226,744
Receivable from mutual funds, alternative and other securities		2,896
Total current assets		229,640
Total assets	$	229,640

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses		41,414
Noncurrent laibilities		-
Accounts payable and accrued expenses	$	41,414
Common stock, no par value; 25,000 shares authorized;		
1,000 shares issued and outstanding		100
Additional paid-in capital		442,693
Accumulated deficit		(254,567)
Total stockholders' equity		188,226
Total liabilities and stockholders' equity	$	229,640

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2022

Revenues:		
Commissions - Alternative Investments - DSTs	$	859,660
Commissions - Alternative Investments - Income Funds		175,830
Mutual Fund and 12b-1 Fees		18,467
Investment Due Diligence Fee		184,153
Other Income - Refunds		142
Total revenues		1,238,252
Operating Expenses:		
Commissions		1,005,991
Professional fees		13,082
Regulatory		6,921
Compensation and related		120,683
Communications		2,926
Rent		1,800
Office expense		9,135
Other		13,404
Total operating expenses		1,173,942
Total operating income		64,310
Income before provision for income taxes		64,310
Provision for income taxes (Note 2)		4,840
Net Income	$	59,470

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2022

| | Common stock | | | | |
	Shares outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2021	1,000	$ 100	$ 460,693	$ (319,382)	$ 141,411
Prior Period Adjustment				(274)	
Capital contributions	-	-	-		
Distributions to Parent	-	-	18,000		
Retained Earnings				779	
Net Income	-	-	-	64,310	64,310
Balance, December 31, 2022	1,000	$ 100	$ 442,693	$ (254,567)	$ 188,226

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2022

Cash flows from operating activities		
Net Income (loss)	$	64,310
Adjustments to reconcile net loss to net cash used by operating activities		
Realized (gain) loss on marketable securities, net		-
Unrealized (gain) loss on marketable securities, net		-
Shareholder Advance		5,000
Decrease (increase) in assets		
Prepaid Expenses and other assets		465
Receivable from clearing organization & mutual funds		1,213
		-
Deposits		-
(Decrease) increase in liabilities		9,807
Accounts payable and accrued expenses		
Net cash flows provided by operating activities		80,795
Cash flows from financing activities		
Capital contributions		(18,000)
Net cash flows provided by financing activities		(18,000)
Net increase (decrease) in cash		62,795
Cash at beginning of year		163,949
Cash at end of year	$	226,744
Cash Paid for Income Tax	$	800.00
Cash Paid for Interest	$	-

1. ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or selling group participant (corporate securities and alternative investments other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, (5) private placement of securities. (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity date of three (3) months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. On December 31. 2022, the Company had no uninsured cash balances.

Revenue Recognition.

Significant Judgments
Revenues from contracts with customers include commission income and due diligence /marketing fees from DST Alternative Investments, alternative investment offerings and investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage Commissions: Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Commissions from the sale of DST and other subscription based alternative investments are recognized as revenue at the point in the time the associated service is fulfilled which is based on the closing transaction date.

Distribution Fees

The Company enters into arrangements with Mutual Fund companies and may receive distribution fees paid by the funds up front, over time or upon the investor's exit from the fund, known as a contingent deferred sales charge.

The Company believes that its performance obligation is the sale of mutual fund shares and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets which ranges between 3 to 7 years.

Income Taxes

The Company uses the liability method of accounting for income taxes whereby deferred tax assets and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses of benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2022, the Company has approximately $47,332 of net operating loss (NOL) carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely limited. There are no deferred tax assets or liabilities on December 31, 2022.

State income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company recognizes and measures its unrecognizable tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

3. **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following as of December 31, 2022:

Furniture and equipment	$9,845
Total Property and Equipment	$9,845
Less Accumulated Depreciation	(9845)
Net Book Value	$ 0.00

4.   <u>SECURITIES OWNED</u>

Securities owned are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2022, consisted of no marketable equity securities.

5.   <u>COMMITMENTS AND CONTINGENCIES</u>
The Company has no commitments or contingencies at year end December 31, 2022.

6.   <u>OFF BALANCE SHEET CREDIT RISK</u>

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. On December 31, 2022, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

<u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). On December 31, 2022, the Company had a net capital of $188,226.1 which represents $183,226.41 in excess of the net capital of $5,000.00. The Company's percentage of aggregate indebtedness to net capital on December 31, 2022, was 0.22 to 1.

7.   RELATED PARTY TRANSACTIONS

Office Lease
In February 2016, the FASB issued ASU 2016-02 Leases –(Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The terms for the Company's office rental agreement is $150 per month on a month-to-month basis. The cost was $1800 for the office lease for the year ended December 31, 2022.

8.   SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred through the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2022

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 188,226
Deductions:		
Non-allowable assets:		
Aged Receivable	$ -	
Employee Advnce	-	
Prepaid Expense	-	
Property and Equipment	-	
		-
Tentative net capital		188,226
Haircuts on securities		
Options and securities	$ -	
Undue concentration	-	
		-
Net capital		$ 188,226
Total aggregate indebtedness		$ 41,414
Minimum net capital required		$ 5,000
Net capital surplus		$ 183,226
Ratio of aggregate indebtness to net capital		0.22 to 1

There are no material differences between the above computation of net capital and the Company's corresponding unaudited Part IIA of FORM X-17A-5 as of December 31, 2022

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2022

The Reserve requirment pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2022

The Possession of Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited by Footnote 74 of the SEC Release No. 34-70073 adopting amendents to 17 C.F.R. §240.17a-5.



Willow Cove Investment Group, Inc.
Exemption Report

Willow Cove Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way-basis where the funds are payable to the issuer or its agent and not to the Company; (2) underwriter or selling group participant (corporate securities and alternative investments other than mutual funds) on best-efforts only, (3) private placements of securities, (4) merger and acquisition services, (5) advisory services for memorandum and document development, (6) syndication advisory services, (7) corporate finance due diligence; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way-basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Willow Cove Investment Group, Inc.

I, Michael W. Losse, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michael Losse
Title: President

February 18, 2023

5887 T Bar Lane, Winneconne WI. 54986 *(858)404-0677



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland. FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Willow Cove Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Willow Cove Investment Group, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way-basis where the funds are payable to the issuer or its agent and not to the Company, underwriter or selling group participant (corporate securities and alternative investments other than mutual funds) on best-efforts only, private placements of securities, merger and acquisition services, advisory services for memorandum and document development, syndication advisory services, and corporate finance due diligence. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Willow Cove Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Willow Cove Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 28, 2023